1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry s. pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

February 9, 2024

Via EDGAR

Mindy Rotter, Esq., CPA

Division of Investment Management

Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	TriplePoint Private Venture Credit Inc. (File No. 814-01327)

Dear Ms. Rotter:

On behalf of TriplePoint Private Venture Credit Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on January 23, 2024 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 814-01327), filed on March 8, 2023 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: The Staff notes that while payment in kind (“PIK”) interest was noted in the Consolidated Statement of Cash Flows, there was no separate breakout in the Consolidated Statement of Operations. Please confirm in correspondence that the amount of PIK interest income was immaterial and did not need to be separately stated on the Consolidated Statement of Operations.

Response: The Company confirms that the amount of PIK interest income was immaterial and did not need to be separately stated on the Consolidated Statement of Operations. For the fiscal year ended December 31, 2022, PIK interest constituted less than 1% of the Company’s total investment income. The Company will include the requested disclosure in its future SEC filings in the event that the Company incurs a material amount of PIK interest.

2.	Comment: The Staff notes that investment companies are required to disclose if there has been a change in valuation technique or the use of an additional technique or techniques and the reasons for those changes. Please confirm in correspondence whether there were any changes required to be disclosed.

Response: The Company confirms that there were not any changes in valuation techniques, or the use of an additional technique or techniques, required to be disclosed in the Form 10-K.

February 9, 2024 Page 2

3.	Comment: Please confirm in correspondence that the Company’s investments remain consistent with its diversification status under the Investment Company Act of 1940 (the “1940 Act”) and tax purposes.

Response: The Company confirms that its investments remain consistent with its diversification status for both 1940 Act and tax purposes.

4.	Comment: Please explain in correspondence whether any of the loans held are unitranche loans (i.e., co-lending arrangements). “Last out” lenders bear a greater risk in exchange for receiving a higher interest rate. If yes, please explain why disclosures regarding such loans were not provided in the Notes to the Consolidated Financial Statements that explain the risk associated with these investments. In addition, with respect to co-lending arrangements, please explain in correspondence the following: (a) whether the Company has any specific accounting policies it applies to co-lending arrangements, (b) how the valuation of these investments takes into account the payment prioritization and payment waterfall, (c) the impact of such co-lending arrangements on the calculation of interest income under the effective interest methods and (d) whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that it defines a unitranche loan (“FO/LO facility”) as a facility under which the issuer has a single loan agreement with a lender group and the members of the lender group separately agree to divide the payment priorities of principal repayments. While the issuer pays a singular rate of interest, the lenders allocate the interest proceeds based on an agreement among themselves, which reflects the perceived risk differential between the various tranches’ payment priority. Importantly, collateral parity is always present in a FO/LO facility. As of December 31, 2022, the Company did not hold investments in issuers where it had invested in the “last out” portion of the facility.

If the Company were to invest in a FO/LO facility, it would invest in either the first out (“FO”) or the last out (“LO”) portion of the facility and would not invest in both the FO and the LO portion of the facility in the same transaction. Given that the Company would not invest in the FO portion of the loan if it were to invest in the LO portion of the loan, the Company does not have a specific accounting policy for these loans, and these loans fall under the Company’s investment income policy. The interest rate of these loans would reflect that the loan is LO. Interest income on LO loans, including the amortization of premium and accretion of discount, would be recorded on the accrual basis. The fair value of these loans would be determined using a market participant discount rate assumption that considers the risk of the LO position.

The co-lenders under these arrangements are not expected to be affiliates of the Company. To the extent that FO/LO facilities comprise a material portion of the Company’s investment portfolio on a go-forward basis, the Company will include risk disclosures in its future SEC filings to inform investors of the risks associated with such LO investments.

5.	Comment: The Staff notes that the Company’s other general and administrative expenses in the Company’s Consolidated Statements of Operations appear to be significant. Please confirm, on a supplemental basis, that any categories of other expenses that exceed 5% of total expenses have been separately identified, in accordance with Regulation S-X 6-07.2(b).

Response: The Company respectfully advises the Staff, on a supplemental basis, that for the fiscal year ended December 31, 2022, the Company has separately identified each category of other expenses that exceeded 5% of the Company’s total expenses during the relevant period.

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February 9, 2024 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	James P. Labe, TriplePoint Capital LLC
Sajal K. Srivastava, TriplePoint Capital LLC
Clay Douglas, Dechert LLP